Exhibit 99.1

NEWS RELEASE	Stock Symbols: PGF - TSX
PGH - NYSE

PENGROWTH ANNOUNCES RELEASE DATE FOR ITS 2017 SECOND QUARTER RESULTS AND CONFERENCE CALL/WEBCAST DETAILS

(Calgary, August 8, 2017) - Pengrowth Energy Corporation today announced that it intends to release its second quarter results for the period ending June 30, 2017 on Monday, August 14, 2017, following the close of equity markets. A conference call and listen only audio webcast will be held, beginning at 3:00 P.M. Mountain Time (MT) on the same day, during which management will review Pengrowth's results and respond to questions from the analyst community.

To ensure timely participation in the teleconference, callers are encouraged to dial in 10 minutes prior to the start of the call to register.

Dial-in numbers:

Toll free: (844) 358-9179 or International (478) 219-0186

Live listen only audio webcast: http://edge.media-server.com/m/p/dazhk3h5

The call will be recorded and available for playback shortly after the conclusion of the meeting using the following dial-in numbers:

(855) 859-2056 or (800) 585-8367

Conference ID: 64600097

About Pengrowth:

Pengrowth Energy Corporation is a Canadian intermediate energy company focused on the sustainable development and production of oil and natural gas in Western Canada from its Lindbergh thermal oil property and its Groundbirch Montney gas property. The Company is headquartered in Calgary, Alberta, Canada and has been operating in the Western basin for over 28 years. The Company’s shares trade on both the Toronto Stock Exchange under the symbol "PGF" and on the New York Stock Exchange under the symbol "PGH".

PENGROWTH ENERGY CORPORATION

Derek Evans

President and Chief Executive Officer

Contact information:

Wassem Khalil

Manager, Investor Relations

Toll free 1-855-336-8814

For further information about Pengrowth, please visit our website www.pengrowth.com or contact:

Investor Relations, E-mail: investorrelations@pengrowth.com